September 1, 2005

By Facsimile and U.S. Mail

Philip Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue
28th Floor
Miami, Florida 33131

	Re:	TIMCO Aviation Services, Inc.
		Schedule TO-I
		Filed August 17, 2005

Dear Mr. Schwartz:

	We have the following comments on the above-referenced filing:

Schedule TO-I
1. Please provide us your analysis regarding why the pro forma financial information required by Item 1010(b) of Regulation M-A is not material.

Offer to Purchase

Cover page
2. Please revise to provide an approximate amount of common stock to be received for each series of notes as of the date of expiration.
3. Please revise to clarify how soon after this offering you intend to conduct the rights offering. Will note holders who participate in this offering have received their shares of common stock prior to the time you commence the rights offering?

Table of Contents, page iii
4. Please revise the paragraph at the bottom of this page to eliminate the disclaimers. Also, please revise this section and the
"Forward-Looking Statements" section on page 20 to clarify your obligation pursuant to Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the
Schedule to reflect a material change in the information previously disclosed and disseminate notice of the change.


Summary Historical financial Data, page 11
5. Please clarify if you have provided financial information for the periods ended June 30, 2004 and 2005 or March 31, 2004 and 2005.
The
captions in the table do not agree with the introductory paragraph.
6. Revise to provide the book value per share as required by Item
1010(c) of Regulation M-A.

Conditions to the Offer and Consent Solicitation, page 28
7. Revise to clarify the "proceeding" to which you refer in the second bullet point. Also clarify the "major securities or financial market" you discuss in the fourth bullet point.

The Proposed Rights Offering, page 25
8. We note the discussion here of the rights offering to be commenced soon after this offer closes and Mr. Harber`s ability to use amounts due to him under an outstanding note to exercise rights to purchase common stock in that offering. We note that you filed a Form S-1 to register rights and common stock to be issued in the rights offering on July 28, 2005. On page 26 of the Offer to Purchase you state, "There can be no assurance that any shares (other than shares issuable to Mr. Harber with respect to his use of the LJH Note to purchase shares) will be sold in the rights offering." It appears from the disclosure that Mr. Harber may have already agreed to purchase shares through the rights offering. Please provide us your integration analysis.
Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      *  *  *

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3262. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Abby Adams
      Special Counsel
      Office of Mergers and Acquisitions
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Philip Schwartz, Esq.
September 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE